NO ACT

PE
12-21-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



January 28, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-28-2010

J. David Kirkland, Jr.
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana
Houston, TX 77002-4995

Re: Cabot Oil & Gas Corporation
Incoming letter dated December 21, 2009

Dear Mr. Kirkland:

This is in response to your letter dated December 21, 2009 concerning the shareholder proposal submitted to Cabot by the New York State Common Retirement Fund and Catholic Healthcare West. We also have received a letter on behalf of the New York State Common Retirement Fund dated January 20, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Sanford Lewis
P.O. Box 231
Amherst, MA 01004-0231

Susan Vickers, RSM
VP Community Health
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107-1739

January 28, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cabot Oil & Gas Corporation
Incoming letter dated December 21, 2009

The proposal requests a report on the environmental impact of Cabot's fracturing operations, potential policies for reducing environmental damage from fracturing, and material risks to the company due to environmental concerns regarding fracturing.

We are unable to concur in your view that Cabot may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses primarily on the environmental impacts of Cabot's operations and does not seek to micromanage the company to such a degree that we believe exclusion of the proposal would be appropriate. In addition, we are unable to conclude that Cabot has met its burden of demonstrating that implementation of the proposal would affect the conduct of ongoing litigation to which the company is a party. Accordingly, we do not believe that Cabot may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jan Woo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

January 20, 2010

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Proponent Response to No Action Request On Shareholder Proposal to Cabot Oil & Gas Corporation Regarding Safer Alternatives for Natural Gas Exploration and Development, submitted by New York State Common Retirement Fund

Via e-mail and overnight delivery

Dear Sir/Madam:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, on behalf of the New York State Common Retirement Fund (the "Proponent") has submitted a shareholder proposal (the "Proposal") to Cabot Oil & Gas Corporation ("Cabot" or the "Company"). I have been asked by the Proponent to respond to the No Action request letter dated December 21, 2009, sent to the Securities and Exchange Commission by J. David Kirkland, Jr., of the law firm of Baker Botts, LLP. In that letter, the Company contends that the Proposal may be excluded from its 2010 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as Rule 14a-8(i)(7), it is my opinion that the Proposal must be included in the Company's 2010 proxy materials and that it is not excludable by virtue of that Rule.

A copy of this letter is being e-mailed concurrently to J. David Kirkland, Jr.

Summary

The Proposal requests a report summarizing 1) the environmental impact of hydraulic fracturing operations of Cabot, 2) potential policies for the Company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from those activities, and 3) other information regarding potential material risks due to environmental concerns regarding fracturing.

The environmental impacts of hydraulic fracturing are a significant social policy issue confronting the industry. The concerns regarding environmental contamination of air, water, and soil have garnered growing media, civic, legislative and regulatory attention over the last three years. The issue has now ripened to the point where at least one company in this sector decided not to develop its leased areas due to environmental concerns raised by members of the public, elected officials and regulators. Accordingly, the subject matter of this resolution is focused on

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

substantial social policy issues facing the Company, and transcends excludable ordinary business.

The nexus of these social policy issues to Cabot is quite clear, since the Company has already had significant problems with environmental concerns associated with natural gas wells and hydraulic fracturing. Some of the biggest problems to date have occurred at the Company's Susquehanna County, Pennsylvania natural gas wells, including the discovery of methane gas leaking into private wells at a level that could cause explosions; a September 24, 2009 state regulatory order that required the company to shut down operations in Susquehanna County for three weeks; penalties of $56,650 for three spills of a water/liquid gel mixture from its natural gas wells; a $120,000 civil penalty for violations of several laws; and a consent order giving more oversight for the construction of new wells to the Pennsylvania Department of Environmental Protection ("DEP"), and an agreement with the DEP to restore water supplies and prevent further environmental damage around its operations.

Recently Cabot has been one of the most visible environmentally troubled natural gas extraction firms. The public concerns have led to attention by policymakers, and an expectation that restrictive government regulation is coming for the entire sector. This is evidenced in the merger agreement between XTO Energy Inc. ("XTO Energy") (a competitor of Cabot) and ExxonMobil Corp. ("ExxonMobil"), one of the largest financial transactions in this sector. In an apparently unprecedented demand, ExxonMobil ensured it can walk away from the deal if future restrictions imposed by government render hydraulic fracturing "illegal or commercially impracticable."

Further, the resolution seeks information in a summary form suitable to informing investors at the level that their interests and fiduciary duties for due diligence necessitate, and thus the resolution does not demand excess detail or otherwise micromanage the Company. The resolution is consistent with a long line of precedents seeking a similar level of disclosure of environmental impacts and policies that were found by the staff to be not excludable under Rule 14a-8(i)(7).

The Proposal

The resolved clause and supporting statement state:

Therefore be it Resolved:
Shareholders request that the Board of Directors prepare a report by September 1, 2010, at reasonable cost and omitting proprietary information, summarizing 1. the environmental impact of fracturing operations of Cabot Oil & Gas; 2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing; and 3. other information regarding the scale, likelihood and/or impacts of potential material risks, short or long term, to the company's finances or operations, due to environmental concerns regarding fracturing.

Supporting statement:
Proponents believe the policies explored by the report should include, among other things, use of less toxic fracturing fluids, recycling or reuse of waste fluids, and other structural or procedural strategies to reduce fracturing hazards.

The full text of the resolution is included as Appendix 1 to this letter.

Background

As discussed in the resolution, hydraulic fracturing is a process that injects a mix of water, chemicals, and particles underground to create fractures through which gas can flow for collection. It represents a growing portion of natural gas extraction, with an estimated 60-80% of natural gas wells drilled in the next decade expected to require the process. The use of natural gas as an energy source is also a growth industry, because it has a 50% lower carbon footprint than the competing fuel source of coal.

Environmental concerns regarding hydraulic fracturing have exploded within the last few years, as it has become increasingly apparent that this technology poses special environmental concerns. The technique involves the injection of millions of gallons of fluids into the ground, in some instances in proximity to drinking water supplies, and typically with very little public disclosure of the chemical contents of these fluids. As will be detailed further below, these growing concerns are leading to public opposition of permitting, and the likelihood of new regulatory restrictions on when, where and how hydraulic fracturing may be performed.

As a result, the corporate policies for management of environmental concerns related to hydraulic fracturing may well play a major role in determining the success or failure of Cabot's efforts to maintain or expand its operations in this promising area of growth. The significant problems demonstrated by government enforcement actions regarding its operations in Pennsylvania are already red flags for investors regarding how the Company is managing these issues. The Company has paid penalties for violations, and been subject to a cessation order shutting its operations down for three weeks. The Proponent, as a substantial and long-term investor in Cabot, is quite appropriately seeking better disclosure of the Company's policies regarding hydraulic fracturing and the environment, in order to meet its fiduciary duties to assess risks and opportunities in its portfolio. The Proponent and other investors are duly concerned about whether their investments may be undermined by Company decision-making and policy that may fall behind public and regulatory expectations for environmental protection.

Cabot currently engages in only the most minimal discussion of the financial risks to the Company associated with a changing regulatory scheme and the potential for environmental harm. Investors are duly concerned and seek information to assess how Cabot is addressing environmental challenges, and whether the Company is effectively positioned to seize the new market opportunities associated with natural gas development.

Analysis

1. The Proposal raises significant social policy issues facing the Company and therefore transcends ordinary business.

The Company asserts that the resolution is excludable because its subject matter relates to the Company's ordinary business operations. However, because the resolution relates to substantial social policy issues facing the Company, the Proposal transcends excludable ordinary business under Rule 14a-8(i)(7). SEC Release 34-40,018 (May 21, 1998). The Company has not even come close to meeting its burden that it is entitled to exclude the Proposal. Rule 14a-8(g).

The Staff has explained that the general underlying policy of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release 34-40,018 (May 21, 1998). The first central consideration upon which that policy rests is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second central consideration underlying the exclusion for matters related to the Company's ordinary business operations is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* The second consideration comes into play when a proposal involves "methods for implementing complex policies." *Id.*

A proposal cannot be excluded under Rule 14a-8(i)(7) if it focuses on significant policy issues. As explained in *Roosevelt v. E.I. DuPont de Nemours & Co.*, 958 F. 2d 416 (DC Cir. 1992), a proposal may not be excluded if it has "significant policy, economic or other implications". *Id.* at 426. Interpreting that standard, the Court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" *Id.* at 427.

Thus, the SEC has held that "where proposals involve business matters that are mundane in nature and ***do not involve any substantial policy or other considerations***, the subparagraph may be relied upon to omit them." *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993), quoting Exchange Act Release No. 12999, 41 Fed. Reg. 52,994, 52,998 (Dec. 3, 1976) ("1976 Interpretive Release") (emphasis added).

The SEC clarified in Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release") that "Ordinary Business" exclusion determinations would hinge on two factors:

Subject Matter of the Proposal: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion, and termination of employees, decisions on the production quality and quantity, and the retention of suppliers. However, ***proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable***, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." 1998 Interpretive Release (emphasis added).

"Micro-Managing" the Company: The Commission indicated that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." *Id.* However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations." *Id.*

The SEC has also made it clear that under the Rule, "***the burden is on the company to demonstrate that it is entitled to exclude a proposal.***" *Id.* (emphasis added). Rule 14a-8(g).

a. The subject matter of the present proposal is a non-excludable social policy issue.

Recent staff bulletins have built upon prior releases to reinforce the notion that resolutions focusing on minimizing environmental damage, as in the present resolution, are not excludable, because they address a significant social policy issue. **In Staff Legal Bulletin 14C, the staff noted that it would not find to be excludable resolutions relating to reducing the environmental impacts of the Company's operations.** The bulletin noted:

> ...To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).[1]

The current resolution follows this model. In fact, in Staff Legal Bulletin 14C, Staff used as a

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[1] The first sentence of that paragraph was the discussion of "risk evaluation":

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk.

This has since been reversed by the recent Staff Legal Bulletin 14E, which clarified that shareholders may also ask about disclosure of the financial risks, provided that the subject matter of the resolution itself relates to a "significant social policy issue."

reference for a nonexcludable resolution *Exxon Mobil* (Mar. 18, 2005), in which the proposal sought a report on the **potential environmental damage that would result from drilling for oil and gas in protected areas and the implications of a policy of refraining from drilling in those areas**. As the Staff described it, this was permissible because it focused "on the company minimizing or eliminating operations that may adversely affect the environment." ***Like the exemplary ExxonMobil proposal, the present Proposal also focuses on reducing potential environmental damage associated with drilling for gas.***

There are many other examples of resolutions addressing the environmental impacts associated with company operations which have been found permissible, and not excludable as relating to ordinary business. Numerous resolutions have addressed similarly complex environmental issues at many companies without being found to be excludable. As will be discussed further below, favorable staff precedents include *The Dow Chemical Company* (February 23, 2005) (assessment of how trends in human blood testing for chemicals may affect the company, and of how company policies will respond including phaseout plans and safer alternatives); *Pulte Homes Inc.* (February 11, 2008) (policies to minimize its impact on climate change from its products and operations); *Avon Products, Inc.* (March 3, 2003) (evaluating the feasibility of removing, or substituting with safer alternatives, all parabens used in company products); *Union Camp Corporation* (February 12, 1996) (schedule for the total phaseout of processes involving the use of organochlorines in its pulp and paper manufacturing processes); *Great Lakes Chemical Corporation* (March 24, 1992) (policy to immediately end its production and sale of halons); *The Dow Chemical Company* (February 28, 2005) (report on procedures related to potential adverse impacts associated with genetically engineered organisms including assessment of post-marketing monitoring systems, plans for removing GE seed from the ecosystem if necessary, and assessment of risk management systems); *The Dow Chemical Company* (March 7, 2003) (summarizing plans to remediate existing dioxin contamination sites and to phase out products and processes leading to emissions of persistent organic pollutants and dioxins); *E.I. du Pont de Nemours and Company* (February 24, 2006) (a report on the implications of a policy for reducing potential harm and the number of people in danger from potential catastrophic chemical releases by increasing the inherent security of DuPont facilities).

In addition, many of the recent environmental proposals found to transcend ordinary business relate to greenhouse gas emissions, for instance: *Exxon Mobil Corp.* (March 23, 2007) (adopt quantitative goals for reducing greenhouse gas emissions); *Exxon Mobil Corp.* (March 12, 2007) (request for policy to increase renewable energy sources globally and with the goal of achieving between 15% and 25% of its energy sourcing between 2015 and 2025; *General Electric Co.* (January 31, 2007) (report on global warming); and *Ford Motor Co.* (March 6, 2006) (annual report on global warming and cooling).

The recent grant of reconsideration regarding a resolution at *Tyson Foods* (December 15, 2009) may be one of the best indicators yet of the Staff's current thinking regarding what it takes for an issue to transcend ordinary business as a significant social policy issue. The criteria for a significant social policy issue cited by the proponent in Tyson Foods included public controversy surrounding the issue, as demonstrated by indicia such as media coverage, regulatory activity, high level of public debate and legislative or political activity.

The *Tyson Foods* resolution asked the board of directors to adopt a policy and practices for both Tyson's own hog production and its contract suppliers of hogs to phase out the routine use of animal feeds that contain certain antibiotics and to implement certain animal raising practices. The proposal also requested a report on the timetable and measures for implementing the policy and annual publication of data on the use of antibiotics in the feed given to livestock owned or purchased by Tyson.

In its initial no action letter (Nov. 25, 2009), the Staff granted an ordinary business exclusion, noting parenthetically that the resolution related to "the choice of production methods and decisions relating to supplier relationships." The no action letter stated further, "In this regard, we note that the proposal concerns the use of antibiotics in raising livestock." However, on appeal to Meredith Cross, Director, Division of Corporation Finance, the no action decision was reversed. Thomas J. Kim, Chief Counsel & Associate Director of the Division granted the reconsideration, noting:

> At this time, in view of the widespread public debate concerning antimicrobial resistance and the increasing recognition that the use of antibiotics in raising livestock raises significant policy issues, it is our view that proposals relating to the use of antibiotics in raising livestock cannot be considered matters relating to a meat producer's ordinary business operations. In arriving at this position, we note that since 2006, the European Union has banned the use of most antibiotics as feed additives and that Legislation to prohibit the non-therapeutic use of antibiotics in animals absent certain safety findings relating to antimicrobial resistance has recently been introduced in Congress. Accordingly, we do not believe that Tyson may omit the proposals from its proxy materials in reliance on rule 14a-8(i)(7).

Thus, in the recent *Tyson Foods* precedent the developments leading to the subject matter of a proposal being treated as a nonexcludable social policy issue included emerging **restrictions on markets**, and a **legislative proposal pending in Congress.**

b. Public concerns and changing public policies regarding the environmental impacts of hydraulic fracturing represent a substantial social policy challenge facing the Company.

Similar to the issue in Tyson Foods of antibiotics in feed, the environmental impacts of hydraulic fracturing have reached a high-level of media attention, public concern and potential regulatory restriction. As such, the issue has reached the level of public controversy and concern that render the subject matter of the resolution a significant social policy issue for the purposes of 14a-8(i)(7). Federal legislation has been proposed that would result in restrictions on these practices, concerns about these practices have garnered high visibility attention in major media and state-level restrictions and localized public opposition and concern are making the business more difficult, already causing one company, a lease holder, to voluntarily withdraw from hydraulic fracturing plans in the face of heated controversy in the New York City watershed. In addition, Cabot has already had to shut down its Susquehanna County, Pennsylvania hydraulic fracturing operations for three weeks due to an order regarding environmental noncompliance.

Federal policymaking

In most cases, the Environmental Protection Agency ("EPA") regulates chemicals used in underground injection under the Safe Drinking Water Act. However, as a result of extensive lobbying by the industry, the 2005 Energy Policy Act had stripped the EPA of its authority to regulate hydraulic fracturing under the Safe Drinking Water Act. As a result, natural gas is the only industry that currently benefits from such an exemption.[2]

However, the sense of observers in the industry, Congress, and the media is that this exemption may soon be eliminated. At the federal level, legislation calling for increased disclosure and more oversight of hydraulic fracturing was introduced in June 2009. Numerous nongovernmental organizations such as the Natural Resources Defense Council, the Oil and Gas Accountability Project and the Western Organization of Resource Councils have called on Congress to close the Safe Drinking Water Act exemption. The Fracturing Responsibility and Awareness of Chemicals Act—or FRAC Act—was introduced in Congress to reinstate the EPA's authority to regulate hydraulic fracturing under the Safe Drinking Water Act.[3] As of December 2009, there were 49 co-sponsors in the House and 5 in the Senate. **The proposed federal legislation is included in Appendix 3.**

Passage of this legislation could have dramatic implications for companies engaged in hydraulic fracturing by subjecting them to EPA oversight, potentially restricting areas in which hydraulic fracturing may be performed, limiting materials that may be used, or otherwise increasing the costs. As will be discussed further below, the potential for new regulations and restrictions on hydraulic fracturing could be so severe for this industry that when ExxonMobil recently proposed acquiring shale gas company XTO Energy, it included a clause in the merger agreement that would negate the merger in the event of new regulations that make hydraulic fracturing economically infeasible.

In addition to considering legislation to bring the sector under EPA regulatory controls, in November 2009, Congress included in the FY2009-2010 Interior-Environment Appropriations bill funding for the EPA to study the impacts of hydraulic fracturing.

The EPA recently demonstrated its concern regarding hydraulic fracturing and the environment in comments submitted in December 2009 regarding a draft supplemental generic environmental impact statement (DSGEIS) for hydraulic fracturing in the Marcellus Shale of New York State.

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[2] Abrahm Lustgarten, "Democrats Call for Studies as Industry Assails Proposals to Regulate Hydraulic Fracturing," *ProPublica*, July 13, 2009.

[3] Senator Robert Casey, Jr, "Statement for the Record, Introduction of the Fracturing Responsibility and Awareness of Chemicals (FRAC) Act," June 9, 2009, available at: http://casey.senate.gov/newsroom/press/release/?id=3D78271C-E412-4B63-95B8-419E75CE2BB6

The DSGEIS was prepared under New York law as a step toward allowing drilling and hydraulic fracturing in a geologic area which includes the watershed for New York City's water supply. The cover letter of the EPA's detailed comments (enclosed in Appendix 5) to the state Department of Environmental Conservation noted a series of environmental concerns and reservations:

> In conclusion, EPA believes that NYSDEC has prepared an informative DSGEIS on hydrologic fracturing of the Marcellus Shale. However, we have concerns regarding potential impacts to human health and the environment that we believe warrant further scientific and regulatory analysis. Of particular concern to EPA are issues involving **water supply, water quality, wastewater treatment operations, local and regional air quality, management of naturally occurring radioactive materials disturbed during drilling, cumulative environmental impacts, and the New York City watershed.** EPA recommends that these concerns be addressed and essential environmental protection measures established prior to the completion of the SEQRA process.

Public policy developments in Western states

While federal investigation and intervention are gaining momentum, efforts to restrict or regulate hydraulic fracturing are also accelerating in the western states where natural gas drilling and hydraulic fracturing occur.

• In 2008, the Colorado Oil and Gas Conservation Commission (COGCC) passed regulations designed to protect drinking water from contamination from natural gas drilling and increase disclosure of the chemicals used.

• Grand Junction, Colorado adopted a watershed management plan that encourages the use of "green" hydraulic fluids, comprehensive disclosure of the constituents used, and requiring a tracer chemical be used to ensure that any contamination could be traced back to its source.

• Counties in New Mexico and Wyoming have adopted rules constraining various parts of the natural gas drilling process, exposing the companies involved to a patchwork of diverse regulations.

Public policy developments in New York State

Public controversy on hydraulic fracturing has reached a fever pitch in the New York City ("NYC") area as the DSGEIS does not ban drilling in its drinking water watershed. Public opposition led one company, the only one with existing leases, to withdraw its plans to drill and engage in hydraulic fracturing within the watershed.

A portion of the Marcellus shale, which some believe to be the largest onshore natural gas reserve, sits below New York State and, in particular, under part of the watershed that provides New York City's drinking water. Policymakers, the media, community groups and the environmental community escalated their opposition to hydraulic fracturing within this watershed. In December 2009, the New York City Department of Environmental Conservation announced that the results of a thorough assessment using the latest science and available technology indicated that hydraulic fracturing posed "an unacceptable threat to the unfiltered, freshwater supply of nine million New Yorkers, and cannot safely be permitted within the New York City watershed"[4] and, therefore, previously proposed permit conditions for hydraulic fracturing in the area were insufficient.

This has been the first time that a member of New York City Mayor Michael Bloomberg's administration officially requested a prohibition of natural gas drilling in the drinking watershed.[5] The same day, US Congressman Maurice Hinchey (D-NY) submitted comments on the draft permit conditions where he found the current draft insufficient, stating "we cannot afford to get this wrong. While the economic benefits of drilling are potentially great, the potentially disastrous economic and public health consequences of failing to protect our water supplies would be exponentially greater."[6] At the same time, the Manhattan Borough President submitted comments encouraging the "DEC to prohibit all high-volume horizontal hydraulic drilling in the Marcellus Shale within the boundaries of New York City's unfiltered water supply" and "to establish mandatory regulations in place of a discretionary permitting and environmental review process for such drilling throughout the State."[7] In early December, over 25 environmental groups called on Governor David Patterson to strengthen the draft document, stating that "we believe how you handle this issue will largely determine the environmental and public health legacy of your first Administration."[8] Given this momentum for strong and comprehensive permit conditions, companies face the distinct possibility that the policy governing the NYC watershed and beyond will be significantly restrictive in the near future. Media attention paid to these contentious hearings in November and December seems to indicate this is an issue local policymakers and officials must address, or risk alienating constituents.

Natural gas companies are buying up parcels of land in other key drinking watersheds across New York State.[9] However, legislation introduced in the New York State Assembly and Senate prohibits natural gas drilling in the NYC watershed but also "in any recharge area of a sole source aquifer, in any area where groundwater contributes a significant base flow to surface water sources of drinking water and in any other area where the department shall find presents a significant threat of hydraulic fracturing compounds entering into a significant source of drinking water."[10] This legislation, if passed, could have implications for watershed areas that feed into

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[4] New York City Comments to the New York State Department of Environmental Conservation Draft Supplemental Generic Environmental Impact Statement, December 22, 2009

[5] Edith Honan, "NYC Urges Ban on Shale Gas Drilling in Watershed," Reuters, December 23, 2009.

[6] Formal Comments of Congressman Maurice Hinchey to the Honorable Pete Grannis, Commissioner, Department of Environmental Conservation, New York, December 22, 2009.

[7] Scott Stringer, City of New York, Office of the President, Borough of Manhattan, December 22, 2009.

[8] Correspondence of Environmental Organizations to David Patterson, December 3, 2009.

[9] Delen Goldberg, "As NY Mulls Hydrofracking Regulations, Gas Companies Lease Land in NYC Watersheds," *The Post-Standard*, December 28, 2009.

[10] New York State Assembly, "An act to amend the environmental conservation law, in relation to the regulation of the drilling of natural gas resources," Available at: http://assembly.state.ny.us/leg/?bn=A08748

other drinking water sources across the state.

<u>Environmental problems at Cabot facility in Susquehanna County, Pennsylvania</u>
The Company has been facing serious environmental problems associated with gas wells and hydraulic fracturing at its facility in Susquehanna County, Pennsylvania.

These include the **discovery of methane gas leaking into private wells** at a level that could cause explosions; a September 24, 2009 state regulatory order that required the company to **shut down operations** in Susquehanna County for three weeks; penalties of **$56,650 for three spills** of a water/liquid gel mixture from its natural gas wells; a **$120,000 civil penalty for violations of several laws**; and a consent order giving more oversight for the construction of new wells to the Pennsylvania Department of Environmental Protection ("DEP"), and **an agreement with the DEP to restore water supplies** and prevent further environmental damage around its operations. These problems have resulted in negative publicity for the company in many of the recent news articles discussing the environmental controversies associated with hydraulic fracturing.

See Appendix 2 for News Releases from the Pennsylvania DEP regarding the Cabot Oil & Gas Corporation Susquehanna County facility's environmental problems.

<u>Companies engaged in hydraulic fracturing have recognized that the high-profile nature of environmental concerns will lead to changing public policies.</u>
In late October 2009, in the face of the massive public controversy about its plans to engage in drilling and hydraulic fracturing near the New York City watershed, Chesapeake Energy, the only company to hold leases within that watershed, announced it would voluntarily refrain from drilling within the boundary.

Earlier in October, Chesapeake's CEO had called on the industry to "disclose the chemicals that we are using and search for alternatives…."[11] Days before, Schlumberger, second only to Halliburton in providing fracturing services to natural gas companies, said it is pushing its suppliers to increase disclosure of chemicals contained in fracturing fluids. A Southwestern Energy board director was quoted saying, "[L]et's just put it out there, we're better off."[12]

These calls for increased disclosure are also bringing about an increased recognition that the industry will soon have to play by new restrictive rules. According to the CEO of Schlumberger, "I'm pretty sure that there will be some form of new regulation in order to satisfy the authorities and the public's desire to know that what is being done is safe." He went on to say, "And that seems to me a perfectly natural thing to want."[13]

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[11] Katie Howell, "Spills, Looming Regulations Spur Natural Gas Industry Toward Disclosure," *The New York Times*, October 1, 2009.
[12] David Wethe, Schlumberger Presses for Shale-Gas Openness as Regulation Looms, *Bloomberg.com*, September 29, 2009.
[13] Braden Reddall, "Schlumberger CEO Sees New Gas Drilling Regulation," *Reuters*, October 23, 2009.

In a December *CNN Money* story, Kevin Book, a managing director at ClearView Energy Partners, which monitors political developments in the energy sector, summed up the situation. "Book said several bills in Congress include provisions that direct the EPA to study the issue more broadly, and could ultimately lead to further regulation, 'These are the placeholders,' said Book. 'Is a change in the law coming? Probably.'"[14] Similarly, an energy analyst for Jeffries & Co. was recently quoted, saying that "national political pressure for tighter regulation was already increasing…" At the same time, Penn State University professor Terry Engelder believes the proposed regulations in New York State increase the prospect of national regulation through the federal FRAC Act stating, "[i]t shines a brighter light on the Frack Act (sic) because New York is a significant enough fraction of the U.S population that care will be taken."[15]

ExxonMobil has conditioned the proposed purchase of a Cabot competitor with concern that the shifting regulatory landscape might render hydraulic fracturing illegal or commercially impracticable.

A striking indication that future regulations have the potential to dramatically influence natural gas development using hydraulic fracturing was contained in the merger agreement between oil giant ExxonMobil and shale gas heavyweight XTO Energy. ExxonMobil protected its right to back out of the deal if state or federal regulations significantly restrict hydraulic fracturing, rendering it illegal or commercially impracticable. While the companies state that the language is standard and they do not anticipate problems, reporters for the business press found that this is not a typical provision. According to a recent *Wall Street Journal* article, "William F. Henderson, Senior Vice President of Energy Policy for Concept Capital, a Washington research group that advises institutional investors, said **until the Exxon-XTO merger agreement, he had never seen provisions in a deal about the political risks involving fracking**."[16]

Media coverage of hydraulic fracturing and the environment demonstrates prominence of this social policy issue.

As noted in the resolution, a search of the Nexis Mega-News library on November 11, 2009 found 1807 articles mentioning "hydraulic fracturing" and environment in the last two years, a 265 percent increase over the prior three years. In the two months subsequent to that search, an additional 482 articles meeting that search criterion were published in the Nexis Mega-news library. Exemplary news articles are included in Appendix 4.

Wall Street Journal

In the investment industry's publication of record, the *Wall Street Journal,* coverage of the hydraulic fracturing issue has been an ongoing and high-profile story for the last two years. See, for instance: Gold, Russell, "Corporate News: Exxon Can Stop Deal if Drilling Method Is Restricted --- Provision Makes $31 Billion XTO Pact Contingent on Continued Viability of 'Fracking' Technique to Extract Gas," 17 Dec. 2009: B3; "Gas Could Be America's Energy

[14] Steve Hargreaves, "Exxon's Drilling Juggernaut," *CNNMoney.com,* December 23, 2009.
[15] Edith Honan, "NYC Urges Ban on Shale Gas Drilling in Watershed," *Reuters*, December 23, 2009.
[16] Russell Gold, "Exxon Can Stop Deal if Drilling Method Is Restricted," *The Wall Street Journal,* December 16, 2009.

Savior, With Caveats," 9 Nov. 2009: A1; Casselman, Ben and Gonzalez, Angel, "Baker Hughes to Create Oilfield Giant --- Deal for BJ Services, Valued at $5.5 Billion, Would Create Challenger to Industry Rivals," 1 Sep. 2009: B1; Casselman, Ben, "Temblors Rattle Texas Town --- Residents Suspect a Drilling Boom Is Triggering Small Quakes, but Scientists Lack Proof," 12 Jun. 2009: A3; Casselman, Ben, "Industry Lobbies To Avert New Drilling Rules," 5 Jun. 2009: A4; Buurma, Christine, "Gas Drillers Hit Regulations," 30 Jul. 2008: B4; Chazan, Guy, "Exxon Deal Puts Obscure Gas Deposit on Map," 26 Jun. 2008: B1.

Other Media

Many other news media have also written extensively on the issues regarding hydraulic fracturing. A short sampling of these publications includes: "Pennsylvania residents sue over gas drilling," Reuters, November 20, 2009; "Pennsylvania lawsuit says drilling polluted water," Reuters, November 9, 2009; "Drilling process causes water supply alarm," Denver Post, November 17, 2008; "DEP Orders Cabot Oil and Gas to Cease All Gas Well Fracking in Susquehanna County, PA," Pittsburg Business Times, September 25, 2009; "EPA: Chemicals Found in Wyoming Drinking Water Might Be from Natural Gas Drilling," Scientific American, August 26, 2009; "The domestic drilling backlash," CNNMoney.com, December 3, 2009; "Dark Side of a Natural Gas Boom," New York Times, December 9, 2009; "Drilling right into a heated environmental debate," Washington Post, December 3, 2009 ; "An energy answer in the shale below?" Washington Post, December 3, 2009; "Gas Company Won't Drill in New York Watershed," New York Times, October 27, 2009.

In summary, it is clear that the level of controversy concerning environmental impacts of hydraulic fracturing has the potential to dramatically impact business as usual. Therefore, not only is this a significant public policy risk transcending ordinary business for Cabot, but it is imperative that investors in the course of due diligence inquire regarding how portfolio companies like Cabot are preparing for, and responding to, the changing public policy climate.

2. The resolution does not involve micromanagement.

In addition to attempting to argue that the resolution does not address a significant social policy issue, the Company also asserts that the resolution involves excludable micromanagement.

Despite the Company's assertions to the contrary, the Proposal does not delve into minutia on issues outside of the expertise or interest of investors. The Proposal asks the management to issue a report at reasonable expense, excluding proprietary information and summarizing the key elements of this major social policy issue: impacts, solutions and financial risks.

In contrast to the actual request for summary level information about impacts, policies and risks, the Company's no action request distorts the shareholder resolution into a request for shareholders to intervene in tasks "fundamental to management's ability to run the company, such as a method of treating a particular wellbore." Toward that end the Company notes that it has 5,829 wells and that an integral part of its business is determining the proper method of completing each of those wells. In contrast to this characterization, the resolution asks for discussion of "potential policies," thereby maintaining the discussion at the appropriate level of policy and not attempting or expecting a discussion wellbore by wellbore or even site by site.

The language of the current Proposal gives substantial flexibility to the Board of Directors of the Company regarding the contents of the requested report. First of all, the Board is only required to prepare a report at reasonable cost. Secondly, the report is not expected to be a detailed accounting of environmental impacts, policies, and risks, but only a summary report, "summarizing" those issues. The Board would have the flexibility, by the combination of "reasonable costs" and "summarizing," to determine a depth of the report appropriate for presentation to the shareholders.

On the other hand, the report would reflect a great improvement for concerned investors over the current set of disclosures on these issues. Review of the Company's recent 10K and 10-Q reports demonstrated disturbingly sparse attention to these issues. Indeed, the only possible attention given to the risks and environmental concerns associated with this major social policy challenge we found was in boilerplate discussions, such as the notation in the 10-K report that:

> Our operation of natural gas gathering and pipeline systems also involves various risks, including the risk of explosions and environmental hazards caused by pipeline leaks and ruptures.

In contrast to the high visibility given to the hydraulic fracturing and environment issue in the media and public policy circles, we found no discussion at all in the Company's SEC filings at all of the growing public, political, and regulatory scrutiny and concern associated with hydraulic fracturing and the environment. Thus, the shareholder proposal seeking better disclosure on these issues seems particularly well-founded.

The Company also asserts that this is a highly regulated arena and that its policy is to "comply fully with the letter and spirit of all applicable federal, state and local environmental protection laws and regulations," and even to conduct its operations "in such a manner as to meet or exceed all Environmental Laws." But despite these reassurances, the Company has lately faced formidable challenges with high visibility environmental problems placing it in prominent news stories, and resulting in greater state oversight. Indeed, the Company has become a leading example demonstrating the need for stricter rules that are likely to ensue and be applicable across the entire industry.

Numerous SEC staff precedents demonstrate that when it comes to complex or chemically intensive industries, shareholders are within their rights to inquire regarding company policies that allow shareholders to assess the effectiveness of environmental management approaches. The following are a few of the instances in which staff found resolutions seeking information on environmental impacts and policies on safer technologies to transcend ordinary business and seek reasonable information at a policy level from the company and therefore be found to be nonexcludable.

In *The Dow Chemical Company* (February 23, 2005) the proposal asked for the company's assessment of how trends in human blood testing for chemicals may affect the company, and how emerging policies may restrict markets for categories of the company's products, with a phaseout plan and timeline for each product targeted by certain of those policies, or an explanation of why safer alternatives could not be substituted.

In *Pulte Homes Inc.* (February 11, 2008) the proposal requested that the board provide a report on the feasibility of the company developing policies to minimize its impact on climate change from its products and operations.

In *Avon Products, Inc.* (March 3, 2003) the proposal requested that the Board of Directors prepare a report evaluating the feasibility of removing, or substituting with safer alternatives, all parabens used in Avon products.

In *Union Camp Corporation* (February 12, 1996) the proposal requested the paper company to establish a schedule for the total phaseout of processes involving the use of organochlorines in its pulp and paper manufacturing processes, and was found nonexcludable by the staff because "it raised important environmental issues beyond the Company's ordinary business operations."

In *Great Lakes Chemical Corporation* (March 24, 1992) the proposal requested that the Company adopt a policy to immediately end its production and sale of halons and provide information on the strategies to accomplish this policy.

In *The Dow Chemical Company* (February 28, 2005) the proposal requested the board to prepare a report to shareholders on Dow Chemical's procedures related to potential adverse impacts associated with genetically engineered organisms that includes information specified in the proposal. The proposal was very specific and fairly detailed in its request that the report to shareholders address the company's internal controls related to potential adverse impacts associated with genetically engineered organisms, including:

- adequacy of current post-marketing monitoring systems;
- adequacy of plans for removing GE seed from the ecosystem should circumstances so require;
- possible impact on all Dow seed product integrity;
- effectiveness of established risk management processes for different environments and agricultural systems such as Mexico.

Similarly, a request at *The Dow Chemical Company* (March 7, 2003) asked the board of directors to issue a report summarizing Dow Chemical's plans to remediate existing dioxin contamination sites and to phase out products and processes leading to emissions of persistent organic pollutants and dioxins, and describes other matters to be included in the report.

A resolution at the *E.I. du Pont de Nemours and Company* (February 24, 2006) requested that the independent directors of the board prepare a report on the implications of a policy for reducing potential harm and the number of people in danger from potential catastrophic chemical releases by increasing the inherent security of DuPont facilities. This particular resolution is a good example of a fundamental principle in operation in the present case which is that the fact that a shareholder proposal inquires as to technologies used by the company in its operations does not render the resolution excludable if those technologies are implicated in a large social policy concerns.

3. <u>The existence of litigation relevant to hydraulic fracturing does not render the resolution excludable as ordinary business.</u>

The Company notes that it is currently subject to environmental litigation relating to hydraulic fracturing. Notably, no reports of such litigation have yet appeared in the Company's SEC filings, although the Proponent's research indicates that a lawsuit has been filed by private parties alleging well contamination from the Company's hydraulic fracturing in Dimock, Pennsylvania.

If the Staff were to allow exclusion of resolutions because of the existence of ongoing litigation, the Staff policy would have the unwanted effect of giving the Company, and every other company similarly situated, a pass from reporting on the most critical issues facing their business and deprive proponents of the necessary disclosure to evaluate risks to their portfolio companies.

In most instances in which companies are faced with significant social policy issues, one of the forums to which these controversies are brought is inevitably the courts. Accordingly, the staff rulings on shareholder resolutions on the basis of "litigation strategy" have been narrowly circumscribed to only apply where the resolutions cross the boundary into requiring the company to do something inconsistent with defense or management of litigation. In the staff precedents, the potential for some overlap between a report requested by shareholders and issues of interest in discovery is not sufficient to bar a resolution. If it were, many environmental resolutions filed would be excludable, because many significant social policy issues lead to some form of litigation on which the plaintiffs' informational interests regarding company policies overlap with the interests of investors in such information.

In the present resolution, the limitations on proprietary information, reasonable expense, and the request for ***summary*** information regarding environmental impacts, policies on alternatives, and disclosure of risks, gives the Company and the Board of Directors sufficient latitude to issue such a report while maintaining an effective defense in litigation. Despite the Company's assertion that even though certain information "requested to be included in the report might not necessarily reveal the Company's litigation strategy, the provision of such information nevertheless sidesteps and interferes with the discovery process in such litigation," the potential for interfering with discovery has been minimized by the framing of the resolution, requiring only summary information on environmental impacts, safer alternatives and risks, and not for instance, disaggregated discussion of the particular environmental impacts or risks associated with specific sites.

When it comes to describing the future risks the company faces as a result of these social policy challenges, disclosure in a summary form is clearly within the ambit of the recently published Staff Legal Bulletin 14E. The bulletin made it clear that shareholders are within their rights to ask about the risks facing their companies as a result of social policy issues. Therefore, having identified a legitimate social policy issue facing Cabot, the third item within the resolution's ask, relating to resultant risks, is clearly within the range of appropriate inquiry for shareholders. Furthermore, there is already extensive public information available regarding the availability of safer alternative materials for hydraulic fracturing. A recent article[17] by ProPublica, an independent investigative news organization led by a former managing editor of the Wall Street Journal, notes that many companies that use hydraulic fracturing have adopted environmentally friendly practices:

> • Changing the chemicals used in the fracturing fluids. EnCana has stopped using 2-Butoxyethanol, which has been shown to create reproductive problems for animals. BJ Services no longer uses fluorocarbons which are also damaging to the environment. According to Antero Resources, more damaging chemicals are often replaced by plant-based oils. Frac Tech, a drilling chemistry company, has replaced some solvents with orange citrus. Palm oil has been used to replace a common slicking agent that is allowed in the US but prohibited in Europe. Soy has been proven to be a possible replacement for some toxic polymers. BJ Services is phasing out their use of diesel, which contains the notorious carcinogen benzene.
>
> • The industry has taken other steps to reduce environmental impacts. EnCana has developed infrared camera technologies to seal any methane leaks in their wells and pipelines. (This practice reportedly pays for itself in two years from the saved gas.) Questar Exploration and Production, a drilling company in the Rocky Mountains, has created a system of pipes to transport fluids in order to eliminate 62,000 truck delivery trips. Reducing these trips has cut down on diesel exhaust. EnCana began using natural gas instead of diesel fuel to operate their drilling rigs, which has reduced emission of volatile gas by 85 percent.
>
> • Redesign of waste water disposal systems can also reduce environmental impacts. Studies have shown, however, that using a closed loop system not only decreases the volume of drilling fluids by more than 90 percent, but also saves the drilling company at least $10,000 per well.

Despite this public information, the lack of current disclosure by Cabot of *its* policies on such practices leaves frustrated investors in the dark as to whether this Company is forward-looking and effectively managing *its* environmental risk. Although the company may need to respond on

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[17] Lustgarten, Abrahm, "Underused Drilling Practices Could Avoid Pollution," <u>ProPublica</u> Dec. 14, 2009.

some of these issues in its ongoing litigation, on balance the existence of such technologies is already in the public view.

Numerous SEC Staff precedents demonstrate that the mere existence of litigation relevant to a resolution does not render the resolution excludable under Rule 14a-8(i)(7).

In most of the cases cited by the Company in which the resolution was excludable because it affected litigation strategy, the resolution explicitly affected either a settlement, dispensation of funds related to settlement or the decision whether or not to appeal a given case. For instance in *Exxon Corporation* (December 20, 1995) the proposal requested that the board of directors order that a legally established compensatory judgment be delivered to the damaged parties' legal representatives as soon as it is entered. In *Exxon Corporation* (March 21, 2000) the proposal asked for ExxonMobil to immediately pay settlements associated with the 1989 grounding of the Exxon Valdez, and to cease specified legal actions attempting to overturn court rulings. In *Microsoft Corporation,* (September 15, 2000) the proposal asked for Microsoft Corporation to file a class action suit against the United States and the Department of Justice. Finally in *NetCurrents, Inc.*, (May 8, 2001) the proposal required the company to file suit against two individuals within 30 days of to company's annual meeting to recover damages for matters specified in the proposal.

The only exceptions[18] among the precedents cited by the Company which did not attempt to directly drive the management of litigation were the tobacco cases where, unlike in the litigation facing Cabot, the action being requested under the resolution was inconsistent with continuing to pursue defense of litigation. The tobacco cases were unique in that the exclusion of the resolutions based on "litigation strategy" occurred despite the lack of any attempt by the proponent to overtly affect the management of litigation. Instead, in each of those tobacco resolutions, the resolved clause attempted to request or require tobacco companies to take actions inconsistent with their position in ongoing litigation. [19]

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[18] One of the other cases cited by the company as supporting an exclusion based on disclosure of litigation strategy, *AT&T Inc.,* (February 7, 2008) was not found excludable by the staff on the basis of ongoing litigation, but rather because it otherwise related to ordinary business. Even though the company had argued that this issue related to litigation, the staff opinion focused on whether the issue in question involved ordinary business and concluded that "procedures for protecting customer information" represented ordinary business, and in essence, did not arise to the level of a social policy issue subject to exemption from a potential exclusion.

[19] For instance in *Reynolds American Inc.* (February 10, 2006) the resolution requested that Reynolds undertake a campaign aimed at African Americans apprising them of the unique health hazards to them associated with smoking menthol cigarettes. But the company noted that undertaking such a requested campaign would be inconsistent with positions the company is taking denying such health hazards as defendants in a suit alleging the use of menthol cigarettes by the African American community poses unique health risks to this community. Similarly in *R.J. Reynolds Tobacco Holdings, Inc.* (February 6, 2004) the resolution would have required the company to stop all advertising, marketing and sale of cigarettes using the terms "light," "ultralight," "mild" and similar words and/or colors and images until shareholders could be assured through independent research that light and ultralight brands actually do

In contrast to the tobacco cases, the current resolution does not ask the Company to take any action inconsistent with its position in litigation. Nor does it require disclosure of specific information that would undermine or prejudice its position in such litigation. As such, the case is more like the numerous precedents in which ongoing litigation, far more substantial than the suits currently affecting the Company, was advanced as an argument to exclude resolutions as ordinary business but rejected by the staff.

For example, in *Chevron Corp.* (February 28, 2006) litigation involved an Ecuadorian class action suit seeking billions of dollars of remediation for pipeline spills and groundwater and soil contamination resulting from wastewater disposal. The proposal in question stated, "Shareholders request that the Board of Directors report by 10/01/06, at reasonable cost and excluding confidential information, the company's (a) annual expenditures by category for each year from 1993 to 2005, for attorneys' fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of hydrocarbon exposures and Chevron's remediation of Texaco drilling sites in Ecuador and (b) expenditures on the remediation of the Ecuador sites." The company had argued that the proponents were working closely with litigation plaintiffs and that the proposal specifically requested information on legal costs, and that the resolution's supporting statement implicitly challenged Chevron's position in the ongoing litigation. The proponents asserted that ". . . the Staff has taken a much more limited approach to what can be excluded under the rubric of "litigation strategy". It is only those proposals that pertain to how and whether a registrant should defend, instigate or conduct legal matters that are subject to the ordinary business exclusion. . . Since the Proponents' shareholder resolution does not pertain to how or whether Chevron should defend or conduct the Ecuadorian litigation, it does not impinge on litigation strategy."

To be clear, in the present case there is no relationship between the Proponent and any plaintiffs in lawsuits relating to hydraulic fracturing. The shareholder proposal was not prepared or filed in response to litigation against the company, the Proponent has had no contacts with plaintiffs, and the resolution was drafted well in advance of the surfacing of any private litigation. As in the Chevron case, any information disclosures that might be relevant to litigation would be minimal, and in this instance prejudicial disclosures can be easily controlled by the Company within the scope of the resolution and its request for "summary" treatment of information.

In *The Dow Chemical Company* (February 11, 2004) the company attempted to exclude the

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reduce the risk of smoking-related diseases, including cancer and heart disease. In that context, multiple lawsuits including a number of certified class actions against tobacco manufacturers, alleged that the companies were deceptively promoting "light" cigarettes as being safer than regular cigarettes. And the same kind of context was also true in *Philip Morris Companies Inc.* (February 4, 1997) where the proposal requested the management to "take effective steps to voluntarily implement the Food and Drug Administration's regulations to curb teen smoking," at the same time that tobacco companies, including the company, had joined in a suit challenging the authority of the FDA to promulgate and enforce those Regulations.

resolution based on its implications for ongoing litigation. In that instance, the ongoing litigation was a civil suit for remediation relating to the Bhopal disaster pending on appeal in the Southern District of New York; there was also a criminal action against Dow/Union Carbide pending in India. The proposal requested that the management of Dow Chemical prepare a report to shareholders describing new initiatives instituted by the management to address the specific health, environmental and social concerns of the survivors of the Bhopal tragedy. Even though the company argued that "the Proposal asks the Company to effect an action that is precisely what the Company's subsidiary is arguing in the pending litigation that it has no obligation to do... In effect, the Proposal recommends that the Company facilitate the goals of the plaintiffs in the lawsuit at the same time that the Company's subsidiary is actively asserting that it has no ability or responsibility to effect those actions. If the Company were forced either to comply with the Proposal or to take a position with respect to the Proposal in the 2004 Proxy Materials, the Proposal would improperly interfere with the position of the Company's subsidiary in that litigation." Yet, as in the present case, the issues in litigation were tangential to the issues and requests of the resolution. In the Dow case the proponents asserted that the report requested dealt with the general humanitarian crisis in Bhopal and the PR implications for Dow, not with the litigation per se. Noted the proponents, "To decide that the existence of litigation on the subject matter would be enough to bar resolutions would mean that the most substantial issues facing corporations would not be discussable in shareholder resolutions."

In *RJ Reynolds* (March 7, 2000) the resolution called for RJR Nabisco to create an independent committee to investigate retail placement of tobacco products, in an effort to prevent theft by minors. The company argued that due to two current lawsuits (against FDA and the Commonwealth of Massachusetts) the Proposal, if implemented, would interfere with litigation strategy by asking the company to take voluntary action in opposition to its position in the lawsuits. The proponent prevailed by demonstrating the existence of significant policy issues (tobacco and children) and by arguing for a narrow construal of the litigation strategy exception: "[l]itigation strategy has been interpreted to encompass matters ranging from the decision whether to institute legal proceedings, to the conduct of a lawsuit, to the decision whether to settle a claim or appeal a judgment." The RJR proposal, as in the current proposal, dealt with none of those factors.

In *Philip Morris* (Feb. 14, 2000), the resolution called for management to develop a report for shareholders describing how Philip Morris intended to address "sicknesses" caused by the company's products and correct the defects in the products that cause these sicknesses. The company argued that the Proposal dealt with matters prominently at issue in numerous lawsuits. The proponent prevailed by arguing that the Proposal neither requested information about litigation nor instructed the company how to handle the litigation. Because statements on PM's web site essentially admitted that cigarettes cause "sickness," a Proposal asking how the company intended to address such sickness was unlikely to interfere with any litigation strategy.

In *General Electric* (Feb. 2, 2004), the staff rejected an ordinary business argument against a proposal calling on management to report its annual expenditures on various expenses related to the remediation, and other health and environmental impacts, of sites contaminated by PCBs. In that case, litigation related to the cleanup operations was ongoing, and the proposal explicitly requested information on GE's spending "on attorney's fees [and] expert fees." Thus, even requests to disclose information regarding information of clear interest to investors regarding ongoing litigation does not render a resolution excludable.

Requests for action through a resolution that might in some way be raised in the litigation do not make a resolution excludable. Even if litigation might involve some questions regarding opportunities for adoption of alternative materials in hydraulic fracturing, the overlap of issues does not render the resolution excludable. For instance, in *Bristol-Meyers* (Feb. 21, 2000), the resolution called for the board to implement a policy of price restraint on pharmaceutical products for individual customers and institutional purchasers to keep drug prices at reasonable levels and to report to shareholders on any changes in its current pricing policy by September 2000. The proposal made explicit mention of the company's prior settlement of a class-action antitrust lawsuit relating to its pricing practices. Because the company continued to litigate the issue in numerous state courts, both with opt-out parties and in distinct consumer class-action suits, it contended that the litigation strategy exception applied. According to the company, the pricing policies required by the Proposal could differ substantially from positions the company would otherwise adopt during settlement negotiations, thus compromising its litigation strategy. Nevertheless, the proponents succeeded in arguing that the very fact that so many related lawsuits were pending was evidence that the Proposal addressed significant policy issues, rather than ordinary business decisions.

Conclusion

As demonstrated above, the Proposal is not excludable under Rule 14a-8(i)(7). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Gianna McCarthy, Office of New York State Comptroller
J. David Kirkland, Jr., Baker Botts, LLP

Appendices Regarding Proponent Response
to No Action Letter Request of Cabot Oil & Gas Corporation

1. **Text of the shareholder Proposal**
2. **News releases from Commonwealth of Pennsylvania, Department of Environmental Protection concerning Susquehanna County, PA**
3. **Examples of federal and state legislation on hydraulic fracturing and the environment**
4. **Selected news articles**
5. **EPA letter to State of New York regarding environmental concerns regarding hydraulic fracturing in the Marcellus Shale**

1. Text of the shareholder Proposal

Safer Alternatives for Natural Gas Exploration and Development

Whereas,

Onshore "unconventional" natural gas production requiring hydraulic fracturing, which injects a mix of water, chemicals, and particles underground to create fractures through which gas can flow for collection, is estimated to increase by 45% between 2007 and 2030. An estimated 60-80% of natural gas wells drilled in the next decade will require hydraulic fracturing.

Fracturing operations can have significant impacts on surrounding communities including the potential for increased incidents of toxic spills, impacts to local water quantity and quality, and degradation of air quality. Government officials in Ohio, Pennsylvania and Colorado have documented methane gas linked to fracturing operations in drinking water. In Wyoming, the US Environmental Protection Agency (EPA) recently found a chemical known to be used in fracturing in at least three wells adjacent to drilling operations.

There is virtually no public disclosure of chemicals used at fracturing locations. The Energy Policy Act of 2005 stripped EPA of its authority to regulate fracturing under the Safe Drinking Water Act and state regulation is uneven and limited. But recently, some new federal and state regulations have been proposed. In June 2009, federal legislation to reinstate EPA authority to regulate fracturing was introduced. In September 2009, the New York State Department of Environmental Conservation released draft permit conditions that would require disclosure of chemicals used, specific well construction protocols, and baseline pre-testing of surrounding drinking water wells. New York sits above part of the Marcellus Shale, which some believe to be the largest onshore natural gas reserve.

Media attention has increased exponentially. A search of the Nexis Mega-News library on November 11, 2009 found 1807 articles mentioning "hydraulic fracturing" and environment in the last two years, a 265 percent increase over the prior three years.

Because of public concern, in September 2009, some natural gas operators and drillers began advocating greater disclosure of the chemical constituents used in fracturing.

In the proponents' opinion, emerging technologies to track "chemical signatures" from drilling activities increase the potential for reputational damage and vulnerability to litigation. Furthermore, we believe uneven regulatory controls and reported contamination incidents compel companies to protect their long-term financial interests by taking measures beyond regulatory requirements to reduce environmental hazards.

Therefore be it resolved,

Shareholders request that the Board of Directors prepare a report by September 1, 2010, at reasonable cost and omitting proprietary information, summarizing 1.the environmental impact of fracturing operations of Cabot Oil & Gas; 2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing; and 3. other information regarding the scale, likelihood and/or impacts of potential material risks, short or long term, to the company's finances or operations, due to environmental concerns regarding fracturing.

Supporting statement:

Proponents believe the policies explored by the report should include, among other things, use of less toxic fracturing fluids, recycling or reuse of waste fluids, and other structural or procedural strategies to reduce fracturing hazards.

2. News releases from Commonwealth of Pennsylvania, Department of Environmental Protection concerning Susquehanna County, PA

COMMONWEALTH OF PENNSYLVANIA
Dept. of Environmental Protection
Commonwealth News Bureau
Room 308, Main Capitol Building
Harrisburg PA., 17120

FOR IMMEDIATE RELEASE
09/25/2009

CONTACT:
Daniel T. Spadoni
(570) 327-3659

DEP ORDERS CABOT OIL AND GAS TO CEASE ALL GAS WELL FRACKING IN SUSQUEHANNA COUNTY

WILLIAMSPORT -- The Department of Environmental Protection has ordered Cabot Oil and Gas Corporation to cease all natural gas well hydro fracking operations in Susquehanna County until the company completes a number of important engineering and safety tasks. "The department took this action because of our concern about Cabot's current fracking process and to ensure that the environment in Susquehanna County is properly protected," DEP Northcentral Regional Director Robert Yowell said. Cabot voluntarily shut down fracking operations at the Heitsman well in Dimock Township on Tuesday afternoon following three separate spills there in less than one week. The company is currently drilling seven new wells in the county that will require fracking. The order requires Cabot to develop within 14 days an updated and accurate Pollution Prevention and Contingency Plan and Control and Disposal Plan for all permitted well pad sites in Susquehanna County. The company must conduct an engineering study of all equipment and work practices associated with hydraulic fracturing at all well sites in the county within 21 days. The engineering study must include a detailed evaluation and explanation of the causes of the three spills that occurred in the past week and establish corrective measures Cabot will use to prevent similar releases. Within 21 days of DEP's approval of the Pollution Prevention and Contingency Plan, the Control and Disposal Plan, and the engineering study, Cabot must fully implement all of the recommendations and requirements in those documents. The company also must place the approved Pollution Prevention and Contingency Plan and Control and Disposal Plan in a conspicuous location at each permitted well site and provide a copy to each contractor and subcontractor working at any well site. Contractors and subcontractors cannot begin work at any well site until they receive the two plans. In a separate enforcement action, DEP issued a notice of violation to Cabot for the third spill at the Heitsman well that occurred Tuesday morning. The violations noted are nearly the same as in DEP's Sept. 22 notice of violation issued to Cabot for the two spills last week. ###

2009

COMMONWEALTH OF PENNSYLVANIA
Dept. of Environmental Protection
Commonwealth News Bureau
Room 308, Main Capitol Building
Harrisburg PA., 17120

FOR IMMEDIATE RELEASE
10/22/2009

CONTACT:
Daniel T. Spadoni
570-327-3659

DEP Fines Cabot Oil and Gas Corp. $56,650 for Susquehanna County Spills
Company Had Three Spills Totaling 8,000 Gallons in Less Than One Week

Williamsport – The Department of Environmental Protection has fined Cabot Oil and Gas Corp. $56,650 for three spills of a water/liquid gel mixture at its Heitsman natural gas well in Dimock Township, Susquehanna County, last month. "This penalty was assessed for Cabot's violations of the Clean Streams Law, Solid Waste Management Act and Oil and Gas Act," said DEP Northcentral Regional Director Robert Yowell. "We expect that Cabot will do a better job in the future of overseeing its contractors now that the company has an improved preparedness, prevention and contingency plan in place." Cabot had two spills at its Heitsman well on Sept. 16 and a third spill on Sept. 22. The spills totaled about 8,000 gallons and caused pollution in Stevens Creek and a nearby wetland. All three spills involved a water/liquid gel mixture used in the hydro fracturing process. On Sept. 24, DEP ordered Cabot to cease all hydro fracturing in Susquehanna County and submit an updated plan and an engineering study. Cabot submitted those documents on Oct. 6. DEP reviewed and approved the documents on Oct. 16, and gave Cabot the approval to resume hydro fracturing in the county. For more information, call 570-327-3659 or visit www.depweb.state.pa.us, keywords: Oil and gas. Media contact: Daniel T. Spadoni, 570-327-3659 Source: Department of Environmental Protection, Northcentral Regional Office

2009

COMMONWEALTH OF PENNSYLVANIA
Dept. of Environmental Protection
Commonwealth News Bureau
Room 308, Main Capitol Building
Harrisburg PA., 17120

FOR IMMEDIATE RELEASE
11/4/2009

CONTACT:
Freda Tarbell
(814) 332-6816

DEP Reaches Agreement with Cabot to Prevent Gas Migration, Restore Water Supplies in Dimock Township
Agreement Requires DEP Approval for Well Casing, Cementing

Meadville -- The Department of Environmental Protection and Cabot Oil and Gas Corp. have executed a consent order and agreement that will provide a long-term solution for migrating gas that has affected 13 water supplies in Dimock Township, Susquehanna County. The affected area covers nine square miles around Carter Road. The consent order and agreement outlines a process that will give DEP more oversight of Cabot's new well construction work in the affected area. Prior to drilling and hydraulic fracturing, or hydro fracking, the company will submit well casing and cementing plans to DEP. Once DEP provides written approval, Cabot may proceed. "The goal of the consent order and agreement is to ensure a long-term resolution to issues that have emerged in Dimock," said DEP Northwest Regional Director Kelly Burch. "The company will focus on the integrity of the wells in the affected area in an attempt to determine the source of the migrating gas." This past week, Cabot has provided an interim solution for all of the homes where water supplies have been affected. Cabot must develop a plan by March 31 to restore or replace the affected water supplies permanently. Under the consent order and agreement, Cabot must additionally submit to DEP: • Information on all parties who have contacted the company about water quantity or quality issues; and • A plan that specifically identifies how the company intends to prove the integrity of the casing and cementing on existing wells and fix defective casing and cementing by March 31. If Cabot fails to fix the defective casing and cementing by the March deadline, the company must plug defective wells or implement another alternative as approved by DEP. In addition, Cabot paid a $120,000 civil penalty for violations of the Oil and Gas Act, the Solid Waste Management Act and the Clean Streams Law. The consent order and agreement caps a DEP investigation that began early this year when numerous Dimock area residents reported evidence of natural gas in their water supplies. DEP inspectors discovered that the well casings on some of Cabot's natural gas wells were cemented improperly or insufficiently, allowing natural gas to migrate to groundwater. On Sept. 25, following a series of wastewater spills, DEP ordered Cabot to cease hydro fracking natural gas wells throughout Susquehanna County. The prohibition was removed after the company completed a number of important engineering and safety tasks. Cabot Oil and Gas Corp. is a Delaware-based company with a mailing address in Pittsburgh. For more information on oil and gas wells, visit www.depweb@state.pa.us, keyword: Oil and gas.

2009

3. Examples of federal and state legislation on hydraulic fracturing and the environment


Assemblymember
James F. Brennan

Assembly District 44



James F. Brennan

Brennan Legislation Bans Gas Drilling In NYC Watershed and Other Critical Water Supply Areas

October 26, 2009

Assemblymember Jim Brennan (D-Brooklyn) has introduced a bill (A.8748) to prohibit gas drilling in the New York City watershed or anywhere within five miles of its boundary, in the Delaware River watershed or anywhere that is a recharge area of a sole source aquifer. Twenty-two members of the Assembly have joined Mr. Brennan in sponsoring this measure and Senator Tom Duane is carrying the bill in the Senate (S. 6244).

New York City residents depend on its water supply from the Catskill area for pure drinking water. If any contamination were to occur, it would cost the City of New York at least $10 billion to construct a water filtration plant as well as hundreds of millions of dollars in maintenance costs.

"Clean, potable water is of utmost concern," Mr. Brennan said. "We cannot take a chance with the source of safe drinking water for over 9 million people who depend on it daily in New York City. We must be sure that the New York City watershed area, as well as the aquifers that our upstate residents depend upon, are protected from any possible contamination. My bill identifies the protections that must be taken to prevent the need for clean-up later."

This bill is designed to protect the areas that are immediately adjacent to drinking water supplies by making them off limits to drilling. Furthermore, the bill requires disclosure of all chemicals used in the drilling process, and provides for specific procedures to be followed in the case of spills. Storage of fluids used for drilling and the waste created are regulated and the waste must be treated as a hazardous substance. The bill places the burden of any mistakes made by the drilling industry clearly on their shoulders to clean up and pay the consequences. The bill directs the DEC to include numerous protections in the permitting process and requires the permit fees to cover the costs of oversight by the department along with any remediation that may become necessary due to the companies' actions.

5. EPA letter to State of New York regarding environmental concerns regarding hydraulic fracturing in the Marcellus Shale



UNITED STATES ENVIRONMENTAL PROTECTION AGENCY
REGION 2
290 BROADWAY
NEW YORK, NY 10007-1866

DEC 30 2009

dSGEIS Comments
Bureau of Oil & Gas Regulation
NYSDEC Division of Mineral Resources
625 Broadway, Third Floor
Albany, NY 12233-6500

Dear Sir or Madam:

The U.S. Environmental Protection Agency (EPA) has reviewed the September 2009 draft Supplemental Generic Environmental Impact Statement (dSGEIS) that was prepared by the New York State Department of Environmental Conservation (NYSDEC) Division of Mineral Resources on the Oil, Gas and Solution Mining Regulatory Program Well Permit Issuance for Horizontal Drilling and High-Volume Hydraulic Fracturing to Develop the Marcellus Shale and Other Low-Permeability Gas Reservoirs. The purpose of the dSGEIS is to satisfy the requirements of the State Environmental Quality Review Act (SEQRA) for NYSDEC to review and process permit applications for the horizontal drilling and hydraulic fracturing (hydrofracturing) of natural gas bearing shales, including the Marcellus Shale. This letter responds to NYSDEC's requests for comments on the dSGEIS and presents EPA's major concerns. Technical comments on the dSGEIS are enclosed.

EPA believes that the analysis and discussion of cumulative and indirect impacts in the dSGEIS need to be significantly expanded. Even with its generic format, the dSGEIS should discuss the impacts that may result from past, present, and reasonably foreseeable future projects as well as those impacts associated with gas drilling and hydrofracturing that may occur later in time or at a distance from the immediate project site. For example, as the New York State Public Service Commission (PSC) has the regulatory authority over the construction and operation of the natural gas gathering pipes, the dSGEIS does not include an evaluation of the environmental impacts of the separate yet interrelated actions of siting and constructing gathering lines. EPA also notes that the dSGEIS does not analyze the impacts from new drilling service industries that would undoubtedly result. To ensure a full analysis of cumulative and indirect impacts, we recommend that the PSC become a cooperating agency and that the PSC-related issues be fully integrated in the finalization of this document, and that all potential environmental impacts for the actions of drilling, hydrofracturing, collecting and transporting natural gas from the Marcellus Shale be assessed. Such collaboration may also provide the opportunity to coordinate actions in order to minimize the amount of flaring of gas between the time of opening a well and the construction of gathering lines.

In addition, a greater emphasis needs to be placed on the potential health impacts that may be associated with gas drilling and hydrofracturing. EPA suggests that the New York State Department of Health (DOH) join NYSDEC as a co-lead on the SEQRA document. Not only does DOH have expertise to offer on health impacts, but it was delegated primary enforcement responsibility (primacy) of the Safe Drinking Water Act by EPA. This is of direct interest to EPA as we are responsible for overseeing DOH's implementation and enforcement of the drinking water program.

While EPA understands that this dSGEIS is the SEQRA documentation to specifically evaluate hydraulic fracturing, it supplements a 1992 SEQRA document. EPA is concerned that over the past 17 years since the 1992 GEIS was written, the "existing" environment and conditions in New York State have changed sufficiently that using the information from that report as a baseline for the dSGEIS will not take into account the cumulative impacts from habitat fragmentation, population increase, and climate change that may have occurred during that time.

EPA is particularly concerned about the potential risks associated with gas drilling activities in the New York City watershed and the reservoirs that collect drinking water for nine million people. As a signatory to the 1997 New York City Watershed Memorandum of Agreement (MOA), EPA strongly supports its major tenets, one of which is that watershed protection and community vitality can be achieved concurrently. Nevertheless, the potential for gas drilling in the watershed poses new challenges that were unanticipated at the point at which the MOA signatories agreed on a common approach to protect drinking water. Despite the mitigation measures already proposed by NYSDEC in the dSGEIS, EPA has serious reservations about whether gas drilling in the New York City watershed is consistent with the vision of long-term maintenance of a high quality unfiltered water supply. As NYSDEC is well aware, the watershed supplies drinking water to over nine million people and the avoidance of filtration saves New York taxpayers billions of dollars that would be needed to construct and operate a water filtration plant should the watershed be compromised.

EPA agrees with the sentiments expressed by Acting Commissioner Steven Lawitts of the New York City Department of Environmental Protection (NYCDEP) in his December 23, 2009 comment letter to NYSDEC: "Balancing environmental and public health concerns with the need for adequate energy resources and economic development is a complex and challenging issue – not only in New York but throughout the nation." Acting Commissioner Lawitts also states, "New York City's watershed is a unique resource and deserves special attention and consideration." To address this concern, EPA recommends a very cautious approach in all watershed areas so that NYSDEC can gain experience with, as well as ensure it has the resource capacity for regulating, high volume hydraulic fracturing activities.

Periodically, EPA reviews drinking water quality in the New York City watershed to ensure that drinking water meets all drinking water standards. If gas drilling, however, adversely impacts water quality in the watershed, the city of New York would likely be required to build a filtration treatment system at an expenditure of $10 billion in capital costs and $100 million in annual operating costs. Clearly, it is in all our interests to avoid this scenario.

Although EPA has not had the opportunity to fully review the information contained in NYCDEP's Final Impact Assessment Report, we expect NYSDEC to incorporate appropriate technical information into the SEQRA document. Furthermore, we repeat our proposal of late 2008, that NYSDEC partner with EPA and the NYCDEP to develop an enhanced oversight approach for the New York City watershed that would allow for coordination of regulatory programs such as stormwater permitting, industrial pretreatment, and underground injection control as they relate to horizontal drilling and high volume hydraulic fracturing of the Marcellus Shale. While protecting the New York City watershed is important because of the millions of New Yorkers who rely on this drinking water supply, we also have concerns about water quality impacts throughout the state. Just because fewer people rely on upstate water sources does not imply that these supplies are not also worthy of protection. Therefore, we extend an offer to partner with NYSDEC on similar coordinated efforts state-wide.

Moreover, EPA strongly recommends that the SEQRA documentation reflect any and all direct consultation with each of the Indian Nations in New York State as the dSGEIS does not specifically discuss the impact on the nations. While EPA is aware that NYSDEC has already taken steps in this regard, at the EPA annual Indian leaders meeting in November 2009, representatives of virtually every Indian Nation expressed serious opposition to hydrofracturing. Indian Nation concerns include the radioactivity of cuttings and flowback materials, the fate of toxic/carcinogenic chemicals used in hydrofracturing solutions, the impact on water quality and supply, climate impacts and long-term sustainability.

In addition, to the extent allowed by law, EPA encourages NYSDEC to release information regarding the composition of the hydrofracturing solutions that are expected to be used.

In conclusion, EPA believes that NYSDEC has prepared an informative dSGEIS on hydrologic fracturing of the Marcellus Shale. However, we have concerns regarding potential impacts to human health and the environment that we believe warrant further scientific and regulatory analysis. Of particular concern to EPA are issues involving water supply, water quality, wastewater treatment operations, local and regional air quality, management of naturally occurring radioactive materials disturbed during drilling, cumulative environmental impacts, and the New York City watershed. EPA recommends that these concerns be addressed and essential environmental protection measures established prior to the completion of the SEQRA process.

Thank you for the opportunity to comment on the dSGEIS. EPA's technical comments on the document are enclosed. If you have any questions, please call Lingard Knutson of my staff at (212) 637-3747.

Sincerely,



John Filippelli, Chief
Strategic Planning and Multi-Media Programs Branch

Enclosure

BAKER BOTTS LLP

ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995

TEL +1 713.229.1234
FAX +1 713.229.1522
www.bakerbotts.com

ABU DHABI
AUSTIN
BEIJING
DALLAS
DUBAI
HONG KONG
HOUSTON
LONDON
MOSCOW
NEW YORK
PALO ALTO
RIYADH
WASHINGTON

December 21, 2009

J. David Kirkland, Jr.
TEL +1 +1 713.229.1101
FAX +1 +1 713.229.7701
david.kirkland@bakerbotts.com

BY E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re: Cabot Oil & Gas Corporation
Stockholder Proposal of the Comptroller of the State of New York Regarding Alternatives for Natural Gas Exploration and Development
Pursuant to Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, Cabot Oil & Gas Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to inform the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that, pursuant to Rule 14a-8(i)(7), the Company plans to omit from its proxy statement and form of proxy (collectively, the "2010 Proxy Materials") the shareholder proposal and the statements in support thereof (the "Proposal") submitted by the Comptroller of the State of New York on behalf of the New York State Common Retirement Fund (collectively, the "Proponent"). A copy of the Proposal is attached hereto as Exhibit A. Catholic Healthcare West has submitted an identical proposal, a copy of which is attached hereto as Exhibit B. We understand from Catholic Healthcare West that the Proponent intends to be the lead sponsor of the Proposal. For the reasons stated below, the Company respectfully requests that the Staff concur with the Company's view that the Proposal may properly be excluded from the Company's 2010 Proxy Materials pursuant to Rule 14a-8(i)(7).

Pursuant to Staff Legal Bulletin No. 14D ("SLB 14D"), we are submitting this request for no-action relief to the Commission under Rule 14a-8 by use of the Commission email address, shareholderproposals@sec.gov (in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j)), and the undersigned has included his name and telephone number both in this letter and the cover email accompanying this letter. We are simultaneously forwarding by facsimile a copy of this letter to the Proponent as notice of the Company's intent to omit the Proposal from the 2010 Proxy Materials.

Background

The Company is an independent oil and gas company engaged in the development, exploitation and exploration of oil and gas properties located in North America. In certain areas, the Company's natural gas production activities involve a process known as hydraulic fracturing, or fracing. Fracing is a stimulation treatment routinely performed on oil and gas wells in low-permeability reservoirs. Specially engineered components, dominated by fresh water, are pumped at high pressure and rate into the reservoir interval to be treated, causing a fracture to open and increasing the flow of natural gas to the wellbore.

The Proposal requests that

> ... the Board of Directors prepare a report by September 1, 2010, at reasonable cost and omitting proprietary information, summarizing 1. the environmental impact of fracturing operations of Cabot Oil & Gas; 2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing; and 3. other information regarding the scale, likelihood and/or impacts of potential material risks, short or long term, to the company's finances or operations, due to environmental concerns regarding fracturing.

In its supporting statement, the Proponent specifies that the report "should include, among other things, use of less toxic fracturing fluids, recycling or reuse of waste fluids, and other structural or procedural strategies to reduce fracturing hazards." As explained below, the substance of the Proposal may be excluded under Rule 14a-8(i)(7) as it relates to the Company's "ordinary business" operations.

Discussion of Reasons for Omission

Rule 14a-8(i)(7) under the Exchange Act permits the exclusion of a shareholder proposal that deals with matters relating to a company's "ordinary business" operations. In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission stated:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. ... However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

The Proposal implicates both of the above-described policy considerations of the "ordinary business" exclusion. Tasks that are fundamental to management's ability to run the Company, such as the method of treating a particular wellbore, fall into the category of ordinary business matters. The Company had 5,829 wells as of December 31, 2008. An integral part of its business is determining the proper method of completing each of its wells, including whether to treat a well by fracing and, if so, the appropriate fracing fluids for that wellbore. In making such determinations, management evaluates a number of factors, including available technologies to perform the well treatment safely and cost effectively and consistent with environmental protection and legal and other regulatory requirements.

As set forth in the Company's Code of Business Conduct, which is publicly available at www.cabotog.com, the Company's policy is "to comply fully with the letter and the spirit of all applicable federal, state, and local environmental protection laws and regulations" and to conduct its operations "in such a manner as to meet or exceed all Environmental Laws" as well as all state and federal drilling and completion regulations. Well completion techniques are inherently based on complex business considerations that are outside the knowledge and expertise of stockholders. If the Proposal were successful, as a practical matter, it would lead to active stockholder oversight of the details of the environmental protection principles already adopted and in place at the Company, particularly with respect to the Company's ability to optimize the recovery of oil and natural gas from its wells. Through this Proposal, the Proponent seeks to micro-manage the Company by probing too deeply into matters of a complex nature related to a particular aspect of the Company's business. The specific method of implementing "potential policies ... above and beyond regulatory requirements, to reduce or eliminate hazards to [the environment] from fracturing" is an exercise of management discretion.

The ability to make such business decisions is fundamental to management's ability to run the day-to-day operations of the Company. The Company clearly views its response to regulatory and public pressure to reduce the impact of is operations on the environment as an important consideration in the day-to-day operation of its business, as demonstrated by the Company's disclosure in its most recent Annual Report on Form 10-K. See excerpts from the Company's Annual Report on Form 10-K for the year ended December 31, 2008 attached as Exhibit C.

The Proposal seeks to divert resources of the Company to the development of a report that is not, in management's judgment, the correct use of such resources. The Company believes that the proposal is seeking nothing less than an assessment of the risks and liabilities associated with the operation of one component of the Company's natural gas business. Due to the complex nature of the Company's business, a report as sweeping as the Proposal requests would be a monumental task because the Proposal contemplates more detailed information than the Company already compiles. Preparing such a detailed report would be an onerous task, requiring analysis of day-to-day management decisions, strategies and plans necessary for the operation of a large natural gas company. Such an undertaking would necessarily encompass the Company's financial budgets, capital expenditure plans, natural gas production plans and short- and long-term business strategies. This is the type of micro-management by stockholders that the Commission sought to enjoin in the 1998 Release.

In Staff Legal Bulletin No. 14E ("SLB 14E") the Staff stated that it would no longer focus on whether a proposal and supporting statement relates to an evaluation of risk. However, the Staff stated that it will "focus on the subject matter to which the risk pertains or that gives rise to the risk" and in cases where "a proposal's underlying subject matter involves and ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7)." As discussed above, the underlying subject matter of the Proposal—the manner in which the Company conducts its fracing activities—relates to ordinary business and fails to "transcend[] the day-to-day business matters of ordinary business to the company." Consistent with the Staff's position in SLB 14E, the Proposal should be excluded.

The Staff has also indicated that where a proposal requests a report on a specific aspect of the registrant's business, the Staff will consider whether the subject matter of the proposal relates to the conduct of the ordinary business operations. Where it does, such proposal, although only requiring the preparation of a report, will be excludable. Exchange Act Release No. 34-20091 (August 16, 1983). The Proposal seeks a report that focuses on a specific aspect of the Company's business, fracturing, the subject matter of which is an ordinary business matter.

In addition, it should be noted that the Company is currently a party to litigation relating to its activities in areas where fracing has been used. Compliance with the Proponent's request—that the Company prepare a report that includes "potential material risks, short or long term, to the company's finances or operations, due to environmental concerns regarding fracturing"—could improperly interfere with the Company's legal strategy and increase the Company's potential exposure to liability. Such a report could be non-privileged and could potentially be used against the Company in pending litigation.

The Staff has previously acknowledged that a shareholder proposal is properly excludable under the "ordinary course of business" exception when the subject matter of the proposal is the same as or similar to that which is at the heart of litigation in which a company is then involved. *See, e.g., AT&T Inc.* (February 7, 2008) (proposal requiring the company to prepare a report on technical, legal and ethical issues pertaining to disclosing customer records to governmental agencies without a warrant while the company was a defendant in multiple lawsuits alleging unlawful acts by the company in relation to such disclosures was excluded as ordinary business), *Reynolds American Inc.* (February 10, 2006) (proposal to notify African Americans of the purported health hazards unique to that community that were associated with smoking menthol cigarettes while the company was a defendant in a case alleging the company marketed menthol cigarettes to the African American community was excluded as ordinary business.); *R. J. Reynolds Tobacco Holdings, Inc.* (February 6, 2004) (proposal requiring the company to stop using the terms "light," "ultralight" and "mild" until shareholders can be assured through independent research that such brands reduce the risk of smoking-related diseases was excluded under the ordinary course of business exception because it interfered with the litigation strategy of a class-action lawsuit on similar matters involving the company); *R. J. Reynolds Tobacco Holdings, Inc.* (March 6, 2003) (proposal requiring the company to establish a committee of independent directors to determine the company's involvement in cigarette smuggling was excluded under the ordinary course of business exception because it related to the subject matter of litigation in which the company was named as a defendant).

This result is also consistent with the Staff's longstanding position that a company's decision to institute or defend itself against legal actions and its decisions on how it will conduct those legal actions are matters relating to its ordinary business operations and within the exclusive prerogative of management. *See, e.g., NetCurrents, Inc.* (May 8, 2001) (proposal requiring the company to bring an action against certain persons was excluded as ordinary business operations because it related to litigation strategy); *Microsoft Corporation* (September 15, 2000) (proposal asking the company to sue the federal government on behalf of shareholders was excluded as ordinary business because it related to the conduct of litigation); *Exxon Mobil Corporation* (March 21, 2000) (proposal requesting immediate payment of settlements associated with the Exxon Valdez oil spill was excluded because it related to litigation strategy and related decisions); *Philip Morris Companies Inc.* (February 4, 1997) (proposal recommending that the company voluntarily implement certain FDA regulations while simultaneously challenging the legality of those regulations was excluded under the ordinary course of business exception); *Exxon Corporation* (December 20, 1995) (proposal requiring the company to forego any appellate or other rights that it might have in connection with litigation arising from the Exxon Valdez oil spill was excluded because the Staff reasoned that a company's litigation strategy and related decisions are matters relating to the conduct of its ordinary business operations).

Furthermore, while certain information requested to be included in the report might not necessarily reveal the Company's litigation strategy, the provision of such information nevertheless sidesteps and interferes with the discovery process in such litigation. If, on the other hand, the Company were to exclude all such information from the report on the basis that it does reveal the Company's litigation strategy, along with all of the proprietary information permitted to be excluded by the Proposal, the required report would contain little or no substantive information and would thus defeat the stated purpose of the Proposal.

In effect, the Proposal recommends that the Company facilitate the discovery of the opposing parties in a pending lawsuit at the same time the Company is challenging those parties' legal positions or claims. Compliance with the Proposal could improperly interfere with the Company's litigation strategy and intrude upon management's appropriate discretion to conduct the Company's litigation as its business judgment dictates in the ordinary course of its day-to-day business operations.

Conclusion

Based upon the foregoing analysis, it is respectfully submitted that the Proposal may be omitted from the Company's 2010 Proxy Materials pursuant to Rule 14a-8(i)(7). Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2010 Proxy Materials is requested.

In the event the Staff disagrees with any conclusion expressed herein, or should any information in support or explanation of the Company's position be required, we will appreciate an opportunity to confer with the Staff before issuance of its response. Moreover, the Company reserves the right to submit to the Commission additional bases upon which the Proposal may properly be omitted from the 2010 Proxy Materials. If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at 713.229.1101 or Tull R. Florey at 713.229.1379.

We appreciate your attention to this request.

Very truly yours,

BAKER BOTTS L.L.P.



By: ______________________
J. David Kirkland, Jr.

cc: The Honorable Thomas P. DiNapoli
The Office of the Comptroller of the State of New York

Susan Vickers, RSM, VP Community Health
Catholic Healthcare West

Lisa A. Machesney
Cabot Oil & Gas Corporation

Enclosures

Exhibit A

The Proposal



THOMAS P. DiNAPOLI
STATE COMPTROLLER

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

November 20, 2009

VIA UNITED PARCEL SERVICE AND FACSIMILE

Cabot Oil & Gas Corporation
Attention: Ms. Lisa A. Machesney
Vice President, Managing Counsel & Corporate Secretary
1200 Enclave Parkway
Houston, TX 77077

Dear Ms. Machesney:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform Cabot Oil & Gas Corporation ("Cabot") of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, is also enclosed. It verifies the Fund's ownership, continually for over a year, of Cabot shares. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, the Comptroller will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4480 should you have any further questions on this matter.

Very truly yours,

Gianna M. McCarthy
am:jm
Enclosures

Safer Alternatives for Natural Gas Exploration and Development

Whereas,

Onshore "unconventional" natural gas production requiring hydraulic fracturing, which injects a mix of water, chemicals, and particles underground to create fractures through which gas can flow for collection, is estimated to increase by 45% between 2007 and 2030. An estimated 60-80% of natural gas wells drilled in the next decade will require hydraulic fracturing.

Fracturing operations can have significant impacts on surrounding communities including the potential for increased incidents of toxic spills, impacts to local water quantity and quality, and degradation of air quality. Government officials in Ohio, Pennsylvania and Colorado have documented methane gas linked to fracturing operations in drinking water. In Wyoming, the US Environmental Protection Agency (EPA) recently found a chemical known to be used in fracturing in at least three wells adjacent to drilling operations.

There is virtually no public disclosure of chemicals used at fracturing locations. The Energy Policy Act of 2005 stripped EPA of its authority to regulate fracturing under the Safe Drinking Water Act and state regulation is uneven and limited. But recently, some new federal and state regulations have been proposed. In June 2009, federal legislation to reinstate EPA authority to regulate fracturing was introduced. In September 2009, the New York State Department of Environmental Conservation released draft permit conditions that would require disclosure of chemicals used, specific well construction protocols, and baseline pre-testing of surrounding drinking water wells. New York sits above part of the Marcellus Shale, which some believe to be the largest onshore natural gas reserve.

Media attention has increased exponentially. A search of the Nexis Mega-News library on November 11, 2009 found 1807 articles mentioning "hydraulic fracturing" and environment in the last two years, a 265 percent increase over the prior three years.

Because of public concern, in September 2009, some natural gas operators and drillers began advocating greater disclosure of the chemical constituents used in fracturing.

In the proponents' opinion, emerging technologies to track "chemical signatures" from drilling activities increase the potential for reputational damage and vulnerability to litigation. Furthermore, we believe uneven regulatory controls and reported contamination incidents compel companies to protect their long-term financial interests by taking measures beyond regulatory requirements to reduce environmental hazards.

Therefore be it resolved,

Shareholders request that the Board of Directors prepare a report by September 1, 2010, at reasonable cost and omitting proprietary information, summarizing 1.the environmental impact of fracturing operations of Cabot Oil & Gas; 2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing; and 3. other information regarding the scale, likelihood and/or impacts of potential material risks, short or long term, to the company's finances or operations, due to environmental concerns regarding fracturing.

Supporting statement:
Proponents believe the policies explored by the report should include, among other things, use of less toxic fracturing fluids, recycling or reuse of waste fluids, and other structural or procedural strategies to reduce fracturing hazards.



INVESTOR SERVICES

JP Morgan Investor Services

4 New York Plaza 17th Floor
New York, NY 10004

Daniel F. Murphy
Vice President
Tel 212-623-8536

November 20, 2009

Ms. Lisa A. Machesney
Vice President – Managing Counsel and Corporate Secretary
Cabot Oil & Gas Corporation
1200 Enclave Parkway
Houston, TX 77077

Dear Ms. Machesney,

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from J.P. Morgan Chase, that the New York State Common Retirement Fund has been a beneficial owner of Cabot Oil & Gas Corporation continuously for at least one year as of November 16, 2009.

Please note, that J.P. Morgan Chase, as custodian, for the New York State Common Retirement Fund, held a total of 673,170 shares of common stock as of November 16, 2009 and continues to hold shares in the company. The value of the ownership had a market value of at least $2,000.00 for at least twelve months prior to said date.

If there are any questions, please contact me or Madelene Chan at (212) 623-8551.

Regards,



Daniel Murphy

cc: Elaine Reilly – NYSCRF

Exhibit B

Proposal of Catholic Healthcare West



Catholic Healthcare West

November 23, 2009

Lisa Machesney
Cabot Oil & Gas
Three Memorial City Plaza
840 Gessner
Houston, TX 77024

Via Fax 281.589.4808

Re: Shareholder Proposal Re Safer Alternatives for Natural Gas Exploration and Development

Dear Ms. Machesney:

I am writing to you on behalf of Catholic Healthcare West.

We are submitting the enclosed shareholder proposal regarding safer alternatives for natural gas exploration and development for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Cabot shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Cabot shares from our portfolio's custodian is available upon request. A representative of New York State Common Retirement Fund, the lead filer of this proposal, will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We are co-filing this proposal with New York State Common Retirement Fund. Please consider New York State Common Retirement Fund to be the lead sponsor. I would appreciate being copied on any correspondence. We strongly believe the attached proposal is in the best interests of our company and its shareholders, and welcome the opportunity to discuss the issues raised by the proposal with you or other members of Cabot's executive management team at your earliest convenience.

Sincerely,

Sr. Susan Vickers

Susan Vickers, RSM
VP Community Health

185 Berry Street, Suite 300
San Francisco, CA 94107-1739
415.438.5500 *telephone*
415.438.5724 *fax*

chwHEALTH.org

Safer Alternatives for Natural Gas Exploration and Development

Whereas,

Onshore "unconventional" natural gas production requiring hydraulic fracturing, which injects a mix of water, chemicals, and particles underground to create fractures through which gas can flow for collection, is estimated to increase by 45% between 2007 and 2030. An estimated 60-80% of natural gas wells drilled in the next decade will require hydraulic fracturing.

Fracturing operations can have significant impacts on surrounding communities including the potential for increased incidents of toxic spills, impacts to local water quantity and quality, and degradation of air quality. Government officials in Ohio, Pennsylvania and Colorado have documented methane gas linked to fracturing operations in drinking water. In Wyoming, the US Environmental Protection Agency (EPA) recently found a chemical known to be used in fracturing in at least three wells adjacent to drilling operations.

There is virtually no public disclosure of chemicals used at fracturing locations. The Energy Policy Act of 2005 stripped EPA of its authority to regulate fracturing under the Safe Drinking Water Act and state regulation is uneven and limited. But recently, some new federal and state regulations have been proposed. In June 2009, federal legislation to reinstate EPA authority to regulate fracturing was introduced. In September 2009, the New York State Department of Environmental Conservation released draft permit conditions that would require disclosure of chemicals used, specific well construction protocols, and baseline pre-testing of surrounding drinking water wells. New York sits above part of the Marcellus Shale, which some believe to be the largest onshore natural gas reserve.

Media attention has increased exponentially. A search of the Nexis Mega-News library on November 11, 2009 found 1807 articles mentioning "hydraulic fracturing" and environment in the last two years, a 265 percent increase over the prior three years.

Because of public concern, in September 2009, some natural gas operators and drillers began advocating greater disclosure of the chemical constituents used in fracturing.

In the proponents' opinion, emerging technologies to track "chemical signatures" from drilling activities increase the potential for reputational damage and vulnerability to litigation. Furthermore, we believe uneven regulatory controls and reported contamination incidents compel companies to protect their long-term financial interests by taking measures beyond regulatory requirements to reduce environmental hazards.

Therefore be it resolved,

Shareholders request that the Board of Directors prepare a report by September 1, 2010, at reasonable cost and omitting proprietary information, summarizing 1.the environmental impact of fracturing operations of Cabot Oil & Gas; 2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing; and 3. other information regarding the scale, likelihood and/or impacts of potential material risks, short or long term, to the company's finances or operations, due to environmental concerns regarding fracturing.

Supporting statement:

Proponents believe the policies explored by the report should include, among other things, use of less toxic fracturing fluids, recycling or reuse of waste fluids, and other structural or procedural strategies to reduce fracturing hazards.

Exhibit C

Excerpt from the Company's Annual Report on Form 10-K for the Year Ended December 31, 2008

Item 1. Business (pp. 17 – 18)

Environmental Regulations

General. Our operations are subject to extensive federal, state and local laws and regulations relating to the generation, storage, handling, emission, transportation and discharge of materials into the environment. Permits are required for the operation of our various facilities. These permits can be revoked, modified or renewed by issuing authorities. Governmental authorities enforce compliance with their regulations through fines, injunctions or both. Government regulations can increase the cost of planning, designing, installing and operating, and can affect the timing of installing and operating, oil and gas facilities. Although we believe that compliance with environmental regulations will not have a material adverse effect on us, risks of substantial costs and liabilities related to environmental compliance issues are part of oil and gas production operations. No assurance can be given that significant costs and liabilities will not be incurred. Also, it is possible that other developments, such as stricter environmental laws and regulations, and claims for damages to property or persons resulting from oil and gas production could result in substantial costs and liabilities to us.

The transition zone and shallow-water areas of the U.S. Gulf Coast are ecologically sensitive. Environmental issues have led to higher drilling costs and a more difficult and lengthy well permitting process. U.S. laws and regulations applicable to our operations include those controlling the discharge of materials into the environment, requiring removal and cleanup of materials that may harm the environment, requiring consistency with applicable coastal zone management plans, or otherwise relating to the protection of the environment.

Solid and Hazardous Waste. We currently own or lease, and have in the past owned or leased, numerous properties that were used for the production of oil and gas for many years. Although operating and disposal practices that were standard in the industry at the time may have been utilized, it is possible that hydrocarbons or other wastes may have been disposed of or released on or under the properties currently owned or leased by us. State and federal laws applicable to oil and gas wastes and properties have become more strict over time. Under these increasingly stringent requirements, we could be required to remove or remediate previously disposed wastes (including wastes disposed or released by prior owners and operators) or clean up property contamination (including groundwater contamination by prior owners or operators) or to perform plugging operations to prevent future contamination.

We generate some hazardous wastes that are already subject to the Federal Resource Conservation and Recovery Act (RCRA) and comparable state statutes. The Environmental Protection Agency (EPA) has limited the disposal options for certain hazardous wastes. It is possible that certain wastes currently exempt from treatment as hazardous wastes may in the future be designated as hazardous wastes under RCRA or other applicable statutes. We could, therefore, be subject to more rigorous and costly disposal requirements in the future than we encounter today.

Superfund. The Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain persons with respect to the release of hazardous substances into the environment. These persons include the owner and operator of a site and any party that treated or disposed of or arranged for the treatment or disposal of hazardous substances found at a site. CERCLA also authorizes the EPA, and in some cases, private parties, to undertake actions to clean up such hazardous substances, or to recover the costs of such actions from the responsible parties. In the course of business, we have used materials and generated wastes and will continue to use materials and generate wastes that may fall within CERCLA's definition of hazardous substances. We may also be an owner or operator of sites on which hazardous substances have been released. As a result, we may be responsible under CERCLA for all or part of the costs to clean up sites where such substances have been released.

Oil Pollution Act. The Federal Oil Pollution Act of 1990 (OPA) and resulting regulations impose a variety of obligations on responsible parties related to the prevention of oil spills and liability for damages resulting from such spills in waters of the United States. The term "waters of the United States" has been broadly defined to include inland water bodies, including wetlands and intermittent streams. The OPA assigns liability to each responsible party for oil removal costs and a variety of public and private damages. We believe that we substantially comply with the Oil Pollution Act and related federal regulations.

Clean Water Act. The Federal Water Pollution Control Act (Clean Water Act) and resulting regulations, which are primarily implemented through a system of permits, also govern the discharge of certain contaminants into waters of the United States. Sanctions for failure to comply strictly with the Clean Water Act are generally resolved by payment of fines and correction of any identified deficiencies. However, regulatory agencies could require us to cease construction or operation of certain facilities or to cease hauling wastewaters to facilities owned by others that are the source of water discharges. We believe that we substantially comply with the Clean Water Act and related federal and state regulations.

Clean Air Act. Our operations are subject to local, state and federal laws and regulations to control emissions from sources of air pollution. Payment of fines and correction of any identified deficiencies generally resolve penalties for failure to comply strictly with air regulations or permits. Regulatory agencies could also require us to cease construction or operation of certain facilities or to install additional controls on certain facilities that are air emission sources. We believe that we substantially comply with the emission standards under local, state, and federal laws and regulations.